Exhibit 99.5

KPMG LLP
Chartered Accountants	Telephone	(416) 777-8500
Bay Adelaide Centre	Fax	(416) 777-8818
333 Bay Street, Suite 4600	Internet	www.kpmg.ca
Toronto, Ontario M5H 2S5
Canada

Consent of Independent Registered Public Accounting Firm

We consent to the inclusion in this annual report on Form 40-F of:

•

our Independent Auditors’ Report dated March 21, 2012 on the consolidated financial statements of Algonquin Power & Utilities Corp. (“the Company”), which comprise the consolidated balance sheets as at December 31, 2011 and December 31, 2010, the consolidated statements of operations, comprehensive income (loss), equity and cash flows for the years ended December 31, 2011 and December 31, 2010, and notes, comprising a summary of significant accounting policies and other explanatory information;

•

our Independent Auditors’ Report of Registered Public Accounting Firm dated March 21, 2012 on the consolidated financial statements of the Company, which comprise the consolidated balance sheets as at December 31, 2011 and 2010, the consolidated statements of operations, comprehensive income (loss), equity and cash flows for the years ended December 31, 2011 and December 31, 2010, and notes, comprising a summary of significant accounting policies and other explanatory information; and,

•	our Report of Independent Registered Public Accounting Firm dated March 21, 2012 on the Company’s internal control over financial reporting as of December 31, 2011 each of which is contained in this annual report on Form 40-F of the Company for the fiscal year ended December 31, 2011.

/s/ KPMG LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

March 30, 2012